

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

September 13, 2010

By facsimile to (480) 894-6433 and U.S. Mail

Mr. Steven G. Bunger
Chairman, President, and Chief Executive Officer
7420 South Kyrene Road, Suite 101
Tempe, AZ 85283

Re: Mobile Mini, Inc.
Supplemental response dated August 24, 2010
Filed August 26, 2010
File No. 1-12804

Dear Mr. Bunger:

We reviewed the supplemental response to our August 12, 2010 comment letter and have the comments below.

10-K

Business, page 1
Product Lives and Durability, page 6

1. We note your response to comment one in our letter dated August 12, 2010. For the purpose of determining whether the appraiser must be named, it does not matter who retained the appraiser. If you choose to refer to the appraiser in your filing, you must name the appraiser. Accordingly, please identify the appraiser by name if you retain this or similar disclosure in future filings.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13
Bonus History, page 13

2. We note your response to comment eight in our letter dated August 12, 2010. Please amend Item 11 of Part III of your Annual Report on Form 10-K for the fiscal year ended December 31, 2009 to provide a materially complete discussion and analysis of the incentive cash compensation that you paid to your named executive officers in 2009. Your amended disclosure should specifically address how you determined the incentive cash compensation amounts reported in the summary compensation table for Messrs. Halchishak, Lemley, and Miller.

Base Salary, page 15

3. We note your response to comment nine in our letter dated August 12, 2010. Please amend Item 11 of Part III of your Annual Report on Form 10-K for the fiscal year ended December 31, 2009 to include the information that you provided in your response.

Non-Equity Incentive Plan and Bonuses, page 16

4. We note your response to comment 10 in our letter dated August 12, 2010. Please amend Item 11 of Part III of your Annual Report on Form 10-K for the fiscal year ended December 31, 2009 to include the information that you provided in your response, including both tables and the associated explanations.

Equity-Based Incentives, page 17

5. We note your response to comment 11 in our letter dated August 12, 2010. Please amend Item 11 of Part III of your Annual Report on Form 10-K for the fiscal year ended December 31, 2009 to include the information that you provided in your response. For the years in which you achieved EBITDA targets, please disclose the targets.

6. We note your response to comment 12 in our letter dated August 12, 2010. Please amend Item 11 of Part III of your Annual Report on Form 10-K for the fiscal year ended December 31, 2009 to include the information that you provided in your response.

Post-Employment Compensation, page 27

7. We note your response to comment 13 in our letter dated August 12, 2010. Please amend Item 11 of Part III of your Annual Report on Form 10-K for the fiscal year ended December 31, 2009 to include the information that you provided in your response.

Compensation Committee, page 28

8. We note your response to comment 14 in our letter dated August 12, 2010. Please amend Item 11 of Part III of your Annual Report on Form 10-K for the fiscal year ended December 31, 2009 to include the information that you provided in your response.

Other

9. As requested previously on page five of our letter dated August 12, 2010, please provide us a written statement from the company acknowledging the representations in the three bullet points when responding to our comments.

Closing

       Please respond to the comments within 10 business days, or tell us when you will provide us a response. Please provide us a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your response to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

       In connection with responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in its filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338 if you have any questions about the comments or related matters.

       Very truly yours,

       Pamela A. Long
       Assistant Director